Exhibit 11

                        THE BEAR STEARNS COMPANIES INC.
                STATEMENT RE COMPUTATION OF PER SHARE EARNINGS
                                  (UNAUDITED)


                                            Three Months Ended
                                    September 27,          September 29,
                                        1996                   1995
                                   (In thousands, except per share data)

Weighted average common
   and common equivalent
   shares outstanding:
         Average Common Stock
            outstanding                  117,822                123,392
         Average Common Stock
            equivalents:
              Common Stock issuable
                under employee
                benefit plans                399                    402
              Common Stock issuable
                assuming conversion
                of CAP Units              25,513                 19,987
Total weighted average
    common and common
    equivalent shares
    outstanding                          143,734                143,781

Net income                              $108,449               $ 93,846

Preferred Stock dividend
    requirements                          (6,031)                (6,210)

Income adjustment
      (net of tax) applicable
      to deferred compensation
      arrangements                         5,498                  3,534

Adjusted net income                     $107,916               $ 91,170

Earnings per share                      $   0.75               $   0.63
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